[Delaware Investments letterhead]

March 29, 2011

Via EDGAR

Edward Barnes, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     Request for Acceleration
Delaware Investments National Municipal Income Fund Form N-14
File No. 333-172578

Dear Mr. Barnes:

This letter relates to the registration statement on Form N-14 (the “Registration Statement”) filed by Delaware Investments National Municipal Income Fund (the “Registrant”), registering shares of the Registrant in relation to the acquisition by the Registrant of substantially all the assets of Delaware Investments Arizona Municipal Income Fund, Inc. (the “Target Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2011.

Pursuant to the requirements of Rule 461 under the 1933 Act, the Registrant respectfully requests that the effectiveness of the Registration Statement be accelerated to Friday, March 25, 2011, or as soon as practicable thereafter.  No underwriter will participate in the issuance of the shares registered by the Registration Statement.  It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Samuel K. Goldstein of the law firm of Stradley Ronon Stevens & Young, LLP.

Thank you for your prompt attention to this request for acceleration of the effective date of the Registration Statement.  If you have any questions or need further information, please contact Samuel K. Goldstein by telephone at (215) 564-8128, or, in his absence, Michael D. Mabry at (215) 564-8011.

Respectfully submitted,

/s/ Anthony G. Ciavarelli
Name: Anthony G. Ciavarelli
Title: Vice President

Edward Barnes, Esquire
U.S. Securities and Exchange Commission
March 29, 2011

cc:           Michael D. Mabry, Esquire
Samuel K. Goldstein, Esquire

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